[SunTrust Letterhead]

January 5, 2009

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Mail Stop 4561 100 F Street, N.E. Washington, D.C. 20549
Attention:	Christian Windsor Hugh West

Re:	SunTrust Banks, Inc. (File No. 01-8918)
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008
Form 10-Q for the quarter ended September 30, 2008

Messrs. Windsor and West:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated December 18, 2008, pertaining to the SunTrust Banks, Inc. (the “Company” or “SunTrust”) Form 10-K for the year ended December 31, 2007, Form 10-Q for the quarter ended March 31, 2008, Form 10-Q for the quarter ended June 30, 2008, and Form 10-Q for the quarter ended September 30, 2008. For your convenience, we have listed our responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, page 34

Comment 1

We note that you increased your allowance for loan losses by approximately 23% from December 31, 2006 to December 31, 2007 despite a 175% increase in nonperforming loans, and that nonperforming residential mortgage loans increased approximately 250% from $279.5 million to $977.1 million for the respective period. We also note that you further increased your allowance for loan losses by approximately 51% from December 31, 2007 to September 30, 2008 despite a 130% increase in nonperforming loans, and that nonperforming residential mortgage loans increased approximately 82% from $977.1 million to $1,781 billion for the respective period. Please tell us and revise future filings to fully explain how your process of determining the periodic loan loss provision and the resulting allowance for loan losses accommodates changes in asset quality.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Response

The Company employs a formal quarterly process to assess the adequacy of the Company’s Allowance for Loan and Lease Losses (“ALLL”). The process is designed to adequately capture inherent losses in the credit portfolio and is comprised of a general allowance (accounted for based on SFAS 5) and a specific allowance (accounted for based on SFAS 114). Numerous asset quality measures, both quantitative and qualitative, are considered in estimating the ALLL. The multiple factors evaluated include net charge off trends, collateral values and geographic location, borrower FICO scores, delinquency rates, nonperforming and restructured loans, origination channel, product mix, underwriting practices, and economic trends. These credit quality factors are incorporated into various loss estimation models and tools utilized in our ALLL process or are qualitatively considered in evaluating the overall reasonableness of the ALLL. The factors that have the greatest quantitative impact on the estimated ALLL tend to be recent net charge off trends, delinquency rates, and loss severity levels (i.e., collateral values), as these factors tend to be contemporaneous in nature, as well as have a pervasive impact on the applicable loan pools, while factors such as nonperforming or restructured loans tend to have a more isolated impact on subsets of loans in the loan pools. Also impacting the ALLL is the estimated incurred loss period, which tends to be approximately one year for consumer-related loans and two and one-half years for wholesale-related loans. Given where we are currently in the year-end financial reporting cycle, we have not completed our analysis of these factors, but we will augment our disclosures in the 2008 Form 10-K to include a complete description of how certain of these factors affect our ALLL, as well as how recent trends in these factors impact changes in the ALLL.

The Staff’s comment specifically references certain changes in the ALLL and nonperforming loans (“NPLs”). There are valid reasons why a financial institution’s ALLL would not increase at the same rate as its NPLs. While the trend and absolute level of NPLs is a consideration in estimating the ALLL, current period growth in the level of NPLs is not a significant contributor to the comparable period change in the ALLL. This is partly due to the classification of a nonperforming loan being a backward-looking indicator of an incurred loss, as evidenced by the 153% increase in the loan loss provision for the year ended December 31, 2007 compared to a 97% increase in average nonperforming loans for that same period. Further, as the Staff’s comment indicates, the product type of NPLs is a key determinant in evaluating the relationship between the ALLL and NPLs. This mix is particularly important to understand since it is the Company’s policy to charge off its residential mortgage NPLs to the expected net realizable value of the loan sixty days after it is classified as nonperforming. The charge off is applied against the ALLL; therefore, the relationship between ALLL and NPLs breaks down since the carrying value of many of the Company’s NPLs has already recognized the losses that are estimated to be realized, as evidenced by the increase in net charge offs over the last several quarters.

The downturn in the current credit cycle began in late 2006. At that point in the credit cycle, a financial institution’s ALLL reflected the estimated level of incurred loss resident in the loan portfolio at that time based on initial deterioration in delinquencies, increasing probabilities of default, declining estimated collateral values, etc., while NPLs were low being in the early stages of the downturn in the credit cycle. At the beginning of 2007, the Company’s ALLL was approximately two times its NPLs. Therefore, the ALLL balance will increase at a slower rate than NPLs due to their relatively small balance. The low absolute level of NPLs causes even modest increases in NPLs to result in a large percentage change. Another factor that mitigates the increase in the ALLL is that most loans have some amount of realizable value; therefore, while the entire loan is classified as nonperforming, only the amount of estimated losses would have been captured in the ALLL. As the credit downturn worsened during 2008 and the economy weakened dramatically in the fourth quarter, the Company’s ALLL and NPLs increased each quarter principally as a result of increasing delinquencies and declining home values.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Due to the incongruent relationship between the changes in and absolute amount of ALLL and NPLs, we believe it is more meaningful to analyze the ALLL and NPL in relation to their relative percent of total loans; this helps normalize these credit indicators against a common benchmark. To illustrate this point, we have provided the chart below that depicts the percent change in the Company’s ALLL to Total Loans and the percent change in the NPLs to Total Loans for the same periods referenced in the Staff’s comment letter (i.e., December 31, 2006 to December 31, 2007 and December 31, 2007 to September 30, 2008) in relation to the peer banks SunTrust monitors as part of its ALLL process. Peer data is evaluated to assess the overall reasonableness and trend of the Company’s asset quality measures, but its usefulness in estimating the ALLL is constrained by inconsistencies in loan mix and other loan portfolio characteristics across financial institutions. SunTrust’s 21.9% increase in ALLL to Total Loans in 2007 is greater than the peer group median of 17.7%; however, SunTrust’s increase in NPLs to Total Loans of 140.7% is greater than the median increase of 126.5%. Similarly in 2008, SunTrust’s 46.1% increase in ALLL to Total Loans is greater than the median increase of 37.8%, but the Company’s percent increase in NPLs to Total Loans of 134.1% is higher than the median increase of 111.8%. Examining the information for both periods, the only financial institution in which ALLL to Total Loans increased at a faster rate than NPLs to Total Loans was Wachovia for the period comparing December 31, 2007 to September 30, 2008, which is not surprising given the events and public disclosures pertaining to Wachovia in 2008. Based on this analysis, the Company’s relationship and fluctuations pertaining to the ALLL and NPLs are consistent with its peers.

	12/31/06 to 12/31/07		12/31/07 to 9/30/08
Peer Banks	Change in ALLL/Loans	Change in NPLs/Loans	Change in ALLL/Loans	Change in NPLs/Loans
BB&T	3.1%	76.2%	30.9%	127.4%
Bank of America	3.6%	152.5%	63.2%	91.4%
Fifth Third	12.6%	135.0%	106.2%	173.9%
JP Morgan	18.0%	60.6%	40.7%	153.4%
KeyCorp	18.1%	197.0%	18.8%	30.0%
National City	28.2%	79.4%	123.6%	191.4%
PNC	8.7%	126.5%	15.3%	68.3%
Regions	24.0%	140.9%	7.7%	87.2%
US Bank	(5.0)%	10.6%	21.8%	111.8%
Wachovia	22.0%	247.1%	226.2%	174.1%
Wells Fargo	17.7%	34.3%	37.8%	73.4%

Average	13.7%	114.6%	62.9%	116.6%
Median	17.7%	126.5%	37.8%	111.8%

SunTrust	21.9%	140.7%	46.1%	134.1%
	4th highest	5th highest	5th highest	5th highest

Amounts are based on the quarterly press releases of the respective financial institutions.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Comment 2

We note your disclosure on page 35 that you considered insurance settlement when estimating the ALLL for second lien Alt-A loans. Please tell us, and revise future filings to disclose the following regarding your mortgage insurance arrangements:

•       Clearly identify the triggers for payment under the mortgage insurance arrangements for which you are the primary beneficiary;

•       Discuss the timing of the receipt of proceeds under these policies;

•       Quantify the amounts received from such mortgage insurance arrangements during the periods presented;

•       Tell us the extent to which you have experienced refusals or inability to pay under these policies for which you are the primary beneficiary;

•       Disclose what happens if the mortgage insurers do not pay as required under the insurance policy; and

•       Expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade.

Response

Background

The Company originated two types of closed end second lien mortgages: prime second lien loans referred to as the “Combo 2nd” and Alt-A second lien loans referred to as the “EZ 2” loans. The Combo 2nd loans have been originated and held in the loan portfolio for over ten years. The Company has insured these loans since 1997 with a mortgage insurance pool policy. During the second quarter of 2008, the current pool insurance provider stopped approving second lien mortgage insurance for new originations; however, existing polices remained in force. The Company entered into an agreement with another insurance provider to provide mortgage insurance on newly originated Combo 2nd loans. At the end of the third quarter of 2008, the Combo 2nd portfolio totaled $4.0 billion with $3.7 billion insured. The EZ 2 loans were initially originated and sold. In the fourth quarter of 2005, the Company was able to secure mortgage pool insurance for a segment of the EZ 2 loans, and as a result, decided to retain the insurable EZ 2 loans in the loan portfolio. During the first quarter of 2007, the Company stopped originating the EZ 2 loans for its portfolio and subsequently discontinued originating the product entirely. In December of 2007, the Company entered into an agreement with the mortgage insurance company to settle the remaining claims under the EZ 2 policy and discontinued the policy. As of the third quarter of 2008, the EZ 2 loan portfolio totaled $0.4 billion.

The mortgage insurance obtained for both second lien programs were pool insurance policies. These policies provide insurance on a pool of loans and generally cover 100% of the loss on an insured 2nd lien up to a maximum loss percentage (e.g., stop loss) for the entire pool. Frequently, these loss limits are segregated by “book years” where each book year has its own stop loss. Loans in these pool policies must be originated under parameters agreed to under the insurance policy and the loans are submitted to the mortgage insurance company following the loan’s origination. If a loan is either a) originated outside of agreed upon parameters, or b) found to

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

contain a material misrepresentation on the loan application or appraisal, then the loan may not be insurable. These pool policies are different from traditional 1st lien mortgage insurance where the individual loan is underwritten by the mortgage insurance company prior to the loan closing. In addition, traditional 1st lien mortgage insurance does not have pool level stop losses.

The Company will provide expanded disclosures in future filings related to the pooled insurance coverage provided by various mortgage insurers for certain loan products. While the insurance related to the Alt-A second lien product is no longer in place, we continue to carry pooled insurance on the Combo 2nd loans. The increase in delinquency rates within our prime borrower mortgage loan portfolio, particularly in the fourth quarter of 2008, has caused losses in our prime mortgage loan portfolio to increase. We are now addressing insurance related matters on the combo second loans that we will fully disclose in the 2008 Form 10-K.

Clearly identify the triggers for payment under the mortgage insurance arrangements for which you are the primary beneficiary

•	A claim to fully payoff the remaining outstanding balance of the loan is filed with the applicable mortgage insurer when a loan is 150 to 180 days past due.

Discuss the timing of the receipt of proceeds under these policies

•

Proceeds from filed claims are generally received within 60 days of filing the claim. Upon receipt of a claim, the mortgage insurer reviews the applicable loan file for proper documentation to verify that the loan met the documentation and underwriting terms of the mortgage insurance agreement. If during that review, the mortgage insurer alleges that material misrepresentations by the borrower or other underwriting omissions occurred related to the borrower’s application, appraisal, or documents used to verify income, employment or asset values, the mortgage insurer may commence a more comprehensive investigation of the loan. The investigation may delay the receipt of proceeds by the Company an additional 30 days unless the investigation identifies borrower fraud, misrepresentations, missing documentation or other credit related issues. If such issues are identified, the mortgage insurer may notify the Company that the claim has been denied. The Company would then review the mortgage insurer’s basis for denying the claim in order to verify the basis for the denial. Final resolution of the matter is very facts and circumstances based and is resolved on a case by case basis.

Quantify the amounts received from such mortgage insurance arrangements during the periods presented

•

Total claims paid under the mortgage insurance arrangement pertaining to the Alt-A second liens was $32 million, substantially all of which was received by the Company in 2007. Additionally, the Company received $32 million in the fourth quarter of 2007 upon the settlement of the insurance contract with the mortgage insurer. (see below where the settlement is discussed further)

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Tell us the extent to which you have experienced refusals or inability to pay under these policies for which you are the primary beneficiary

•

As disclosed in our 2007 Form 10-K, we have experienced denied claims by the mortgage insurers due to borrower misrepresentations and/or inadequate credit underwriting. During 2005 and 2006, we experienced an insignificant amount of denied claims related to Alt-A second liens; however, in 2007 in connection with increased delinquencies in Alt-A second liens, denied claims increased. During 2007, the Company received $32 million of payments from the insurer and claims associated with $41 million defaulted Alt-A second liens were denied and written off. As delinquencies in Alt-A second liens increased to a level in which our projections indicated that the eventual losses would exceed our insurance stop loss limits, we approached the mortgage insurer regarding a settlement of the insurance contract. The administrative effort expended by the Company and mortgage insurer in analyzing each claim was extensive, and if both parties agreed that Alt-A second lien losses would eventually exceed the stop loss limit, there was little benefit for either party to continue to review each loan on a case by case basis. In the fourth quarter of 2007, we received $32 million from the mortgage insurer as payment for the remaining insurance coverage.

Disclose what happens if the mortgage insurers do not pay as required under the insurance policy

•

If a claim is denied by the mortgage insurer, the Company will review and verify the reason for the denied claim and independently determine if the claim denial was appropriate. If the Company disagrees with the mortgage insurer’s decision to deny the claim, we will discuss the circumstances with the mortgage insurer in an attempt to reach a common understanding and acceptable resolution. If an acceptable outcome cannot be reached, we have one year from filing the claim to initiate legal action against the mortgage insurer. When a denied claim is under review, the Company will reserve for the loss contingency based on the guidance in SFAS 5.

Expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade

•

A downgrade of a mortgage insurer that is providing insurance coverage may not have an immediate impact on the Company’s business or operations. Our business would be impacted if the mortgage insurer became insolvent or was unable to make payments as required under the insurance contracts. While a downgrade would generally not immediately impact a mortgage insurer’s ability to make payments under the insurance contracts, it could cause us and other institutions to reduce the level of future business, resulting in potentially additional financial performance deterioration of the mortgage insurer. We continue to monitor the financial condition of the mortgage insurers that we engage in business.

For 10-Q for the Quarterly period Ended September 30, 2008

General Comments on this Filing

Comment 3

Please advise the staff how you determined that the equity forward agreement with a “major, unaffiliated financial institution” to monetize part of SunTrust’s holding of Coke stock did not require announcement on an Item 1.01 8-K. Also, please advise the staff how you determined that the agreement was not a material contract, as defined by Item 601(b)(10) of Regulation S-K.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Response

Item 1.01(a) of Form 8-K requires disclosure of the entry into a material definitive agreement that is not in the ordinary course of business of a registrant. Item 1.01(b) defines a “material definitive agreement” to mean an agreement that provides for obligations that are material and enforceable against the registrant, or rights that are material to and enforceable by the registrant. Part II, Item 6 of Form 10-Q requires a registrant to file the exhibits required by Item 601 of Regulation S-K. Item 601(b)(10)(i) of Regulation S-K requires the filing as an exhibit any material contract, which it defines as “Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the … report.” The SEC indicated that the definition of “material contract” for purposes of Regulation S-K Item 601(b)(10) is the same as that for Item 1.01 of Form 8-K.

The Company determined that the equity forward agreement was not a material definitive agreement and did not require announcement on an Item 1.01 Form 8-K after analyzing both its rights under the equity forward agreement and its obligations under the equity forward agreement. We concluded that neither its rights nor its obligations were material to investors, as defined by Item 1.01, after giving consideration to the following factors:

1.	The Company had already made numerous public disclosures that it was evaluating various strategies to address its holding of Coke shares;

2.

The estimated fair value of the 30 million Coke shares covered under the equity forward agreement did not exceed $1.5 billion, which was less than 1% of the Company’s total assets, when we entered into the equity forward agreement on June 26, 2008, when we released second quarter results on July 22, 2008, and currently; therefore, the equity forward agreement does not pertain to a material amount of the Company’s assets;

3.	At inception, the fair value of the equity forward agreement was approximately $0, and the impact to earnings was limited to a $12 million premium paid on the equity forward agreement;

4.

The Coke shares were not and are not a core operating asset of the Company and are not in any way necessary to conduct the Company’s business; therefore, the equity forward agreement does not and do not pertain to assets of a material character;

5.

The equity forward agreement provides the Company with a hedge of the market price of Coke based on the strike prices of the equity collars embedded in the equity forward agreement. Given the highly liquid nature of Coke stock, the equity forward agreement did not significantly change the current value or liquidity of the Coke shares held by the Company. Additionally, the equity forward agreement did not significantly alter the expected dividend income the Company expected to earn from its Coke stock. Therefore, the rights provided to the Company under the equity forward agreement are not material;

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

6.

Similarly, the Company’s obligations under the equity forward agreement are not material, since the Company already owned the shares covered under the collar, causing there to be no contingencies related to settlement under the equity forward agreement, and because the customary early termination provisions contained in the equity forward agreement were remote of occurring. Additionally, the Company was protected from default by the counterparty as a result of the counterparty’s pledge of the Company’s promissory notes. The counterparty’s pledge is documented under a separate pledge agreement and was not a direct result of the equity forward agreement; and

7.

The primary initial financial impact of entering into the equity forward agreement was limited to an increase of approximately 44 basis points to the Company’s Tier 1 capital ratio as a result of the Federal Reserve approving Tier 1 credit for the minimum proceeds of the equity forward agreement, which we fully disclosed in the 8-K and accompanying materials filed on July 22, 2008.

Comment 4

On December 9, 2008 SunTrust filed an 8-K that stated that due to significant deterioration in economic conditions, SunTrust would sell the remaining capacity under its allotment from the Capital Purchase Program operated by the U.S. Treasury. Please advise the staff regarding the specific events or economic results that caused management to decide that it needed to raise additional capital. Also, please advise the staff regarding any particular operational events that impacted management’s decision.

Response

SunTrust’s decision to issue additional preferred stock to the U.S. Treasury under the Capital Purchase Plan (“CPP”) requires an understanding of the decision process when we determined the size of our initial issuance, the key reasons for our initial decision, as well as the circumstances which changed subsequent to that decision.

The U.S. Treasury announced the CPP on Tuesday, October 14. In that announcement, the U.S. Treasury indicated that it would invest between minimum and maximum amounts of 1% and 3%, respectively, of risk-weighted assets, which for SunTrust was approximately $1.8 billion and $4.9 billion, respectively. At the same time, the U.S. Treasury announced that applications would be due on Friday, November 14, 2008.

However in what we understood to be an effort to improve the stability of the nation’s economy, appropriate government officials contacted SunTrust and encouraged SunTrust to submit its application as soon as possible. We accelerated our analysis of the CPP, focusing on what would be an appropriate level of participation and related matters such as internal business forecasts. Among the factors we considered in mid-October included the then current outlook for the economy, capital and liquidity necessary to support organic loan growth, and the level of capital required to facilitate possible acquisitions of weaker financial institutions. We analyzed various scenarios and in two special meetings of our Board of Directors, held on Wednesday, October 22 and Saturday, October 25, we ultimately settled on the midpoint of the program size, $3.5 billion, or approximately 2% of our risk-weighted assets. This decision reflected the view that the recession would be severe but not protracted, and that the incremental capital would be sufficient to facilitate moderate sized acquisitions.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

We communicated this decision in our initial application which was delivered to the Federal Reserve on October 21, 2008. We were notified by the U.S. Treasury that our application was approved after the close of business on October 24, 2008, and we issued a press release and Form 8-K on Monday, October 27 announcing our receipt of preliminary approval to issue $3.5 billion of preferred shares under the CPP. In that press release, we stated that “Our participation in the [CPP] enhances SunTrust’s already solid capital position and will permit us to further expand our business and take advantage of growth opportunities.” We also stated that we were “pleased to support the Treasury in its ongoing effort to address dislocations in financial markets and spur the market stabilization that is in the public interest.” Additionally, we stated that we “anticipate[d] ‘prudent deployment’ of some of the capital in areas such as expansion of careful lending, expansion of business capabilities and the exploration of potential acquisitions in line with the Bank’s long-term strategic goals.” We acknowledged that the resulting capital level was higher than normal by noting that “as long as the current uncertain and challenging economic environment persists, maintenance of capital at elevated levels is desirable.”

In early November, we began consideration of the acquisition of a troubled mid sized bank. On Friday, November 14, we filed an application for the additional $1.4 billion. In our discussions with both the U.S. Treasury and the Federal Reserve, we submitted the application in the context of this specific potential acquisition. The U.S. Treasury was satisfied with this approach. The Federal Reserve observed that, based on what they were experiencing with other banks, the decision by most banks to issue the maximum amount of securities available under the CPP, and the likely economic environment for 2009, they recommended that we take the additional capital regardless of whether we proceed with the acquisition. By late November, that particular acquisition was no longer a possibility.

On December 2, 2008, the U.S. Treasury notified us of preliminary approval with respect to our additional application. We then analyzed to what extent we should further participate in the CPP, particularly in the context of the Federal Reserve’s encouragement. This analysis focused on dramatic changes in the economic environment that became apparent with newly issued data subsequent to the original evaluation and decision that occurred in late October. This analysis concluded that both historical and forward-looking macro-economic indicators had weakened significantly. The economic factors considered included the following:

General Indicators

•	National Bureau of Economic Research declared U.S. entered a recession in December 2007

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

•	Real GDP decreased at an annual rate of 0.5% in Q3 2008 vs. 0.3% previously announced

•	Forecasts for GDP weakened: GDP was expected to decline by 3.4% in Q4 2008, 1.6% in Q1 2009, and 0.1% in Q2 2009 (Blue Chip Financial Forecast)

•	The Producer Price Index (PPI) fell 2.8% in October, marking three consecutive months of contraction

•	The Consumer Price Index (CPI) dropped 1% in October; compound annual rate for three months ended in October was -4.4%

Labor & Employment

•	The national unemployment rate hit 6.7% in November, with employment falling by 533,000 jobs, a 34-year high (Bureau of Labor Statistics)

•	Through November, employment had fallen by 1.7 million jobs, with almost 75% of the decrease occurring in September-November (Bureau of Labor Statistics)

•	Estimate of 8.1% unemployment at cyclical peak exceeded two prior recessions (1992, 2003) (Blue Chip Financial Forecast)

Consumers

•	U.S. consumer sentiment fell to a 28-year low in November (University of Michigan)

•	The Consumer Comfort Index dropped to an all-time low as of December 1, 2008 (ABC Survey began in December 1985)

Industry

•	The service industry reported November index of non-manufacturing businesses fell to the lowest level since tracking began in 1997 (Institute of Supply Management)

Housing

•	New single-family residential sales dropped to 40.1% of October 2007 levels (U.S. Department of Housing and Urban Development November 26, 2008)

•	A composite of national home prices declined by nearly 17%, Q3 2008 vs. Q3 2007 (S&P/Case-Schiller)

Federal Reserve

•	Observed risks shifted from inflationary concerns to broader economic weakness

•	Fed Funds effective rate lowered to nearly 0% in December

While net charge offs were generally consistent with our expectation through November, we began to anticipate that the impact of the new economic data would result in higher charge offs and ALLL during the current economic cycle. These worsening economic indicators suggested a much higher likelihood of a longer and deeper recession than was initially thought during the initial capital evaluation in October. It was against this prospect that we reconsidered the desirability of the additional capital against our previously stated goals of supporting flexibility for additional loan growth and the ability to potentially acquire weaker financial institutions. As such, we decided to recommend and the Board of Directors approved the additional capital.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 6 - Goodwill and Other Intangible Assets, page 12

Comment 5	Regarding your impairment analysis of goodwill, please address the following:

•       Tell us, in light of deteriorating real estate-related market conditions, why only certain reporting units were tested in the first and second quarters of 2008 and not all reporting units, as were tested during the third quarter of 2008;

•       We note, from Critical Accounting Policies in your Form 10-K for the fiscal year ended December 31, 2007, that you use discounted cash flow models to determine the fair value of your reporting units, but to the extent adequate data is available, other valuation techniques relying on market data may be incorporated into the estimate of a reporting unit’s fair value. In light of the guidance in paragraph 19 of SFAS 157, which indicates the multiple valuation techniques could be appropriate in determining the fair value of reporting units, please specifically tell us how you considered other valuation approaches in determining the fair value of your reporting units; and

•       Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from the discounted cash flow model. In this regard, we noted that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

Response

The disclosure pertaining to the Staff’s comment provides a progression of the Company’s goodwill evaluation over the nine months ended September 30, 2008 in light of the deteriorating economic conditions over this period. The evaluation of certain reporting units during the first and second quarters of 2008 was to determine whether an event or change in circumstances, as discussed in paragraph 28 of SFAS 142, had occurred. The reporting units that were evaluated during the first and second quarters were those reporting units for which the deterioration in real estate-related market conditions had the potential of reducing the fair value of the reporting unit below their carrying value. The reporting units that were not evaluated for goodwill impairment in the first and second quarters were those reporting units for which we determined that the then current deterioration in the real estate-related market and broader economic conditions would not “more likely than not” reduce the fair value of those reporting units below their carrying value based on the current financial performance of those reporting units.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

During the third quarter, the broader economic conditions worsened as evidenced by further deterioration in the labor market and rising unemployment, volatile equity markets, and declining home values. During the third quarter, financial markets experienced unprecedented events and exhibited extreme volatility, as economic fears and illiquidity persisted. Concerns regarding increased credit losses from the weakening economy negatively affected capital and earnings of most financial institutions. In addition, certain financial institutions failed or merged with stronger institutions, and two of the government sponsored housing enterprises entered into conservatorship with the U.S. Government. This economic deterioration increased the risk that a reporting unit’s fair value would not exceed its carrying value. Consequently, the Company completed its annual goodwill impairment evaluation, which has a measurement date of September 30th, prior to filing the third quarter Form 10-Q. Typically, market conditions do not warrant completing the annual goodwill evaluation until the end of the fourth quarter. The Company engaged a third party to assist with the goodwill evaluation, which aided in the expedited completion of the annual goodwill impairment evaluation.

Multiple valuation techniques were utilized to estimate the fair value of each reporting unit. Available market information, supplemented by professional judgment, was applied in selecting the appropriate assumptions related to each valuation technique. In addition to using a discounted cash flow approach, the Company utilized market-based approaches such as the guideline company method and the guideline transactions method. In the guideline company method, a sample of publicly-traded companies which operate in similar businesses to the Company’s reporting units was identified. Multiples of the market value of equity to the latest twelve month earnings, book value, and tangible equity were computed for the guideline companies. Selected valuation multiples were applied to the relevant financial metrics of each reporting unit to estimate the fair value of the reporting unit’s equity. In the guideline transaction method, the fair value of the reporting unit’s equity was estimated by researching, analyzing, and applying implied multiples from acquisitions over the course of several years of public and private companies in the banking industry. Valuation multiples were selected and then applied to the corresponding financial metric of the reporting unit, in order to derive the fair value of equity. The estimated fair value derived from the above mentioned valuation techniques were weighted in order to arrive at an estimated fair value of each reporting unit. Particular consideration was given to the similarities and timeliness of the guideline company and guideline transaction information. Given the lack of comparable recent guideline transactions due to the illiquid markets, relevant quoted market prices in active markets were not available. Therefore, our goodwill evaluation utilized the multiple valuation techniques discussed above, which applied an appropriate combination of market and Company specific information, in order to derive a reasonable estimate of a reporting unit’s fair value.

Note 13 – Fair Value Election and Measurement, page 22

Comment 6

We note your disclosure on page 22 that during the second quarter of 2008, you revised your methodology regarding how you consider the effects of your own credit in the valuation of your liabilities carried at fair value. Please tell us the following:

• Tell us which rate your funding is based on and whether there has been a difference in your business practice of the rate used for funding;

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

• Reconcile the spread used to the entry price of your derivatives during the second and third quarter of 2008;

• Tell us whether you also revised your methodology similarly for evaluating counterparty credit risk and provide an analysis supporting your position; and

• Tell us whether you plan to revise your methodology back to using LIBOR plus your credit spread once the LIBOR market reverts back to more historical volatility levels.

Response

Background

The Company’s disclosure related to the effects of changes in our own credit associated with the fixed rate public debt we have elected to carry at fair value is based on the requirements in paragraph 19(d) of SFAS 159. This disclosure requirement does not impact how we measure the fair value of our fixed rate debt, but SFAS 159 requires us to attempt to develop a methodology to isolate the credit component of the overall fair value of our debt. Before addressing the Staff’s specific questions, we thought it would be helpful to provide some background to our approach for estimating the fair value of our public debt, as well as isolating the credit component for disclosure purposes.

In determining the overall fair value of our debt, we look to the secondary markets in which our public debt trades as an observable data point. This debt is valued by obtaining quotes from a third party pricing service and utilizing broker quotes to corroborate the reasonableness of those values. In addition, recent observable trades, as well as indications from buy side investors, if available, are taken into consideration as additional support for the value. The fair value estimates obtained from these various third parties include the effect of our own credit and market liquidity; however, those market prices do not isolate either of these components. Therefore, in order to satisfy the disclosure requirements of SFAS 159, we estimate the credit component based on the spread of the debt’s total yield over the appropriate benchmark interest rate.

When SunTrust early adopted the provisions of SFAS 159, we evaluated the manner in which we would isolate the credit component of the total fair value estimate to satisfy the disclosure requirements. In theory, the overall fair value of our public debt is comprised of three risk factors: interest rates, SunTrust creditworthiness, and market liquidity. In years prior to our election to carry this debt at fair value, we had designated LIBOR-based interest rate swaps as fair value hedges of the benchmark interest rate risk on the debt. A critical part of these hedge designations was to define the benchmark interest rate, which SFAS 133 permitted to be either the LIBOR swap rate or U.S. Treasury rates; we used the LIBOR swap rate based on the terms of the debt and interest rate swaps. Conceptually, this hedge designation would have isolated the interest component of the debt’s overall fair value from other components, but would

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

not have attempted to identify and isolate the credit or liquidity components. The secondary public debt markets are quoted based on spreads to both U.S. Treasuries and LIBOR, but these spreads encompass both credit and any illiquidity. In considering the disclosure requirements under SFAS 159, we did not believe it would be useful or meaningful to attempt to decompose the fair value of our debt into credit and liquidity risk factors, as this type of analysis is not required by SFAS 159 nor is it common in the debt markets. In order to reflect consistency with our then-current hedging practices of the LIBOR benchmark interest rate and with general market practice of quoting a spread over an interest rate as a proxy for credit risk, we believed that it would be most meaningful to disclose the credit component of the overall fair value of the public debt based on spreads over LIBOR and to fully disclose our methodology.

In early 2008, the LIBOR markets became volatile, and in the second quarter of 2008, the Company adapted its hedging strategies related to the public debt carried at fair value by terminating a portion of the interest rate swaps hedging the LIBOR interest rate of the debt and entering into various cash instruments to achieve certain of its hedging objectives. As a result of this strategy change, we considered the usefulness of our disclosure of the credit component based on LIBOR and concluded that a change in the basis upon which we measured the required credit disclosures for our public debt was warranted. As we disclosed in our June 30, 2008 Form 10-Q, only minor historical differences (i.e., less than $15 million cumulatively) were noted between the LIBOR and U.S. Treasuries, such that no revisions to our prior disclosures were warranted due to this change in methodology.

Tell us which rate your funding is based on and whether there has been a difference in your business practice of the rate used for funding.

•

When issuing bonds in the public debt markets, SunTrust considers where comparable bonds from our peers and outstanding SunTrust bonds are trading in the secondary markets as a means for determining where our new issuance should price. Bonds in the secondary markets are quoted based on spreads to U.S. Treasuries and LIBOR. The process of evaluating our funding costs has not changed and was not impacted by the manner in which we derive the credit spread disclosure requirements of SFAS 159.

Reconcile the spread used to the entry price of your derivatives during the second and third quarter of 2008.

•

The methodology the Company uses for estimating the impact of our credit spread on the fair value of our public debt has no direct correlation to the entry price we receive on derivative instruments. Multiple factors, such as instrument type, interest rate, collateral, credit, tenor, liquidity, and the presence and/or terms of an International Swaps Dealers Association agreement and/or Collateral Support Annex are encompassed in the overall entry price of derivative contracts. As previously mentioned, the disclosure requirements for our public debt require us to develop a methodology for decomposing the overall change in fair value that is observed in the secondary debt markets into components and is not a means for estimating the fair value of our debt. Similarly, the entry price for derivative instruments does not isolate the overall component parts of that price, such as credit or any of the other factors noted above.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Tell us whether you also revised your methodology similarly for evaluating counterparty credit risk and provide an analysis supporting your position.

•

We have not revised our methodology for evaluating counterparty credit risk. The methodologies that we disclose in Note 13, Fair Value Election and Measurement, page 26, of our September 30, 2008 Form 10-Q have been applied consistently since our adoption of SFAS 157 and SFAS 159.

Tell us whether you plan to revise your methodology back to using LIBOR plus your credit spread once the LIBOR market reverts back to more historical volatility levels.

•

We will continue to evaluate and modify, as necessary, the best methodology and benchmark interest rate for determining market implied credit spreads in the public debt markets. Much of this evaluation hinges on how we manage future changes in the fair value of our public debt within the context of our broader asset liability management strategies. In compiling our disclosures, one of our goals is to disclose the most useful and representatively faithful information. As it relates to the public debt that we have elected to carry at fair value, our objective is to ensure that we have an accurate fair value measurement that is reflective of the best available market evidence and that, for disclosure purposes, we accurately estimate the credit component. Because no single methodology is prescribed within GAAP for estimating the credit component of our fixed rate debt, our goal has been to continuously evaluate the most appropriate methodology to measure nonperformance risk for disclosure purposes to ensure that we consider all relevant market information and fully disclose our methodology and underlying reasoning.

In light of the Staff’s comments and our above referenced responses, we will revise future filings to include additional information pertaining to estimating the credit component of our public debt and counterparty exposure.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Securities Available for Sale and Trading Assets, page 50

Comment 7

For Level 3 securities available for sale, please quantify the nature and type of assets underlying any asset-backed securities, for example, the types of loans (prime, sub-prime, Alt-A, or home equity lines of credit), the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings, and unrealized losses on each type of loan.

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

Response

Total Level 3 available for sale securities as reported in our third quarter 2008 Form 10-Q totaled $1,501.7 million. These Level 3 securities included $926.3 million of government restricted nonmarketable securities, primarily Federal Reserve Bank stock and Federal Home Loan Bank stock, that are required to be held due to regulatory requirements. The remaining Level 3 balance, $575.4 million, was comprised of various asset-backed securities. “Appendix to Comment 7” summarizes the relevant characteristics of these asset-backed securities. All available for sale securities are carried at estimated fair value. Losses related to those available for sale securities in which the Company determined was other than temporarily impaired were recognized in earnings. During 2008, twenty five available for sale securities that the Company continued to hold as of September 30, 2008 were impaired either due to an adverse change in cash flows, as defined by EITF 99-20, or due to it being probable that the contractual cash flows would not be fully received or that the investment would not recover its value in the foreseeable future. All securities available for sale that were within the scope of EITF 99-20 were impaired during the first quarter of 2008, and declines in the fair value of those securities continued to be recorded through earnings during 2008. Securities available for sale with unrealized losses are reviewed at least quarterly for other than temporary impairment. The Company evaluates the probability of collecting contractual cash flows based on each security’s expected performance, including subordination and government guarantees. Substantially all of the available for sale securities with an unrealized loss continue to be triple-A rated and only two were downgraded by one of the national rating agencies during the fourth quarter of 2008. Although we are not aware of any further ratings actions to be taken specific to the securities in our portfolio, given the recent actions taken by the agencies on other asset-backed securities, additional downgrades would not be unexpected.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy
Corporate Executive Vice President and Chief Financial Officer

Christian Windsor

Hugh West

Securities and Exchange Commission

January 5, 2009

cc:	Mr. M. Doug Ivester
Audit Committee Chairman
Mr. James M. Wells III
Chairman and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and
General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner

Appendix to Comment 7

Collateral Type	Vintage/($ in millions)	# of Securities	# of Impaired Securities	Total Fair Value	Total Realized Loss Recognized in Earnings	Total Unrealized Loss Recognized in AOCI	Ratings - Original			Ratings - Current
							AAA-AA	A-BB	Non Inv. Grade	AAA-AA	A-BB	Non Inv. Grade
Student Loans	2004/($4.8), 2006/($6.2)	4	—	$10,987,500	$—	$—	$10,987,500	$—	$—	$10,987,500	$—	$—
RMBS Prime - Variable	2007/($81.7), 2003/($42.0)	21	11	123,683,010	(21,768,086)	(22,761,592)	119,816,242	3,534,423	332,345	113,340,406	9,565,145	777,459
RMBS Prime - Fixed	2007/($304.4), 2003/($34.7)	20	9	339,079,920	(6,154,615)	(43,941,628)	337,388,948	1,538,575	152,397	335,634,685	2,811,645	633,590
Subprime - HELOC	2003/($2.1), 2004/($26.4)	5	4	28,548,115	(14,805,802)	(7,436,916)	20,061,387	8,486,728	—	20,061,387	8,486,728	—
Alt-A - primarily ARMs	2006/($0.8), 2007/($72.3)	3	1	73,094,183	(130,437)	(12,708,393)	73,094,183	—	—	72,307,803	—	786,381

TOTAL		53	25	$575,392,728	$(42,858,940)	$(86,848,529)	$561,348,260	$13,559,726	$484,742	$552,331,781	$20,863,518	$2,197,429